UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Carbon Natural Gas Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

14115T109

(CUSIP Number)

Bryan H. Lawrence

Yorktown Partners LLC

410 Park Avenue

19th Floor

New York, New York 10022

(212) 515-2112

Copies to:

Ann Marie Cowdrey

Thompson & Knight LLP

One Arts Plaza

1722 Routh Street, Suite 1500

Dallas, Texas 75201-2533

(214) 969-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 3, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14115T109

(1)	Names of Reporting Persons YORKTOWN ENERGY PARTNERS XI, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,936,112(1)(3)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,936,112(1)(3)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,936,112(1)(3)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 26.1% (2)
(14)	Type of Reporting Person (See Instructions) PN

(1)	Includes 1,936,112 shares of common stock, par value $0.01 per share (“Common Stock”), of Carbon Natural Gas Company (the “Issuer”), which may be acquired upon exercise of the Warrants (as defined in Item 3).
(2)	Percentage of class calculated based on 5,482,673 total outstanding shares of Common Stock of the Issuer as of March 17, 2017, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 31, 2017, plus 1,936,112 shares of Common Stock issuable upon the exercise of the Warrants.
(3)	On the Schedule 13D filed by Yorktown Energy Partners XI, L.P. (“Yorktown XI”) with the SEC on February 27, 2017, Yorktown XI reported beneficial ownership of 30,555,556 shares of Common Stock of the Issuer as a result of the CCC Warrant (as defined in Item 3) issued on February 15, 2017. On March 15, 2017, the Issuer effected a one-for-twenty reverse stock split of the Issuer’s issued and outstanding Common Stock, as reported on the Current Report on Form 8-K filed by the Issuer with the SEC on March 16, 2017. As a result of the reverse stock split, Yorktown XI has beneficial ownership of 1,527,778 shares of Common Stock of the Issuer as a result of the CCC Warrant (as defined in Item 3) issued on February 15, 2017 and the exercise price of such warrant automatically changed from $0.36 to $7.20. Yorktown XI also has beneficial ownership of 408,334 shares of Common Stock of the Issuer as a result of the CAC Warrant (as defined in Item 3) issued on April 3, 2017 and as reported herein.

CUSIP No. 14115T109
(1)	Names of Reporting Persons YORKTOWN XI COMPANY LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,936,112(1)(4)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,936,112(1)(4)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,936,112(1)(2)(4)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 26.1% (3)
(14)	Type of Reporting Person (See Instructions) PN

(1)	Includes 1,936,112 shares of Common Stock of the Issuer which may be acquired upon exercise of the Warrants (as defined in Item 3).
(2)	The Warrants are directly held by Yorktown XI. Yorktown XI Company LP is the sole general partner of Yorktown XI. As a result, Yorktown XI Company LP may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown XI. Yorktown XI Company LP disclaims beneficial ownership of the securities owned by Yorktown XI in excess of its pecuniary interests therein.
(3)	Percentage of class calculated based on 5,482,673 total outstanding shares of Common Stock of the Issuer as of March 17, 2017, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 31, 2017, plus 1,936,112 shares of Common Stock issuable upon the exercise of the Warrants.
(4)	On the Schedule 13D filed with the SEC on February 27, 2017, Yorktown XI Company LP reported beneficial ownership of 30,555,556 shares of Common Stock of the Issuer as a result of the CCC Warrant (as defined in Item 3) issued on February 15, 2017. On March 15, 2017, the Issuer effected a one-for-twenty reverse stock split of the Issuer’s issued and outstanding Common Stock, as reported on the Current Report on Form 8-K filed by the Issuer with the SEC on March 16, 2017. As a result of the reverse stock split, Yorktown XI Company LP has beneficial ownership of 1,527,778 shares of Common Stock of the Issuer as a result of the CCC Warrant (as defined in Item 3) issued on February 15, 2017 and the exercise price of such warrant automatically changed from $0.36 to $7.20. Yorktown XI Company LP also has beneficial ownership of 408,334 shares of Common Stock of the Issuer as a result of the CAC Warrant (as defined in Item 3) issued on April 3, 2017 and as reported herein.

CUSIP No. 14115T109

(1)	Names of Reporting Persons YORKTOWN XI ASSOCIATES LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,936,112(1)(4)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,936,112(1)(4)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,936,112(1)(2)(4)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 26.1% (3)
(14)	Type of Reporting Person (See Instructions) OO

(1)	Includes 1,936,112 shares of Common Stock of the Issuer which may be acquired upon exercise of the Warrants (as defined in Item 3).
(2)	The Warrants are directly held by Yorktown XI. Yorktown XI Company LP is the sole general partner of Yorktown XI and Yorktown XI Associates LLC is the sole general partner of Yorktown XI Company LP. As a result, Yorktown XI Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown XI. Yorktown XI Company LP and Yorktown XI Associates LLC disclaim beneficial ownership of the securities owned by Yorktown XI in excess of their respective pecuniary interests therein.
(3)	Percentage of class calculated based on 5,482,673 total outstanding shares of Common Stock of the Issuer as of March 17, 2017, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 31, 2017, plus 1,936,112 shares of Common Stock issuable upon the exercise of the Warrants.
(4)	On the Schedule 13D filed with the SEC on February 27, 2017, Yorktown XI Associates LLC reported beneficial ownership of 30,555,556 shares of Common Stock of the Issuer as a result of the CCC Warrant (as defined in Item 3) issued on February 15, 2017. On March 15, 2017, the Issuer effected a one-for-twenty reverse stock split of the Issuer’s issued and outstanding Common Stock, as reported on the Current Report on Form 8-K filed by the Issuer with the SEC on March 16, 2017. As a result of the reverse stock split, Yorktown XI Associates LLC has beneficial ownership of 1,527,778 shares of Common Stock of the Issuer as a result of the CCC Warrant (as defined in Item 3) issued on February 15, 2017 and the exercise price of such warrant automatically changed from $0.36 to $7.20. Yorktown XI Associates LLC also has beneficial ownership of 408,334 shares of Common Stock of the Issuer as a result of the CAC Warrant (as defined in Item 3) issued on April 3, 2017 and as reported herein.

This Amendment No. 1 amends the Schedule 13D with respect to the Common Stock of Carbon Natural Gas Company, a Delaware corporation (the “Issuer”), previously filed by the reporting persons with the SEC on February 27, 2017 (the “Schedule 13D”). This Amendment is being filed to reflect the issuance of the CAC Warrant (as defined in Item 3) on April 3, 2017, and also reflects the one-for-twenty reverse stock split of the Issuer’s issued and outstanding common stock on March 15, 2017. Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend the corresponding items in the Schedule 13D. Capitalized terms used herein without definition shall have the meanings given to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 in the Schedule 13D is amended and restated in its entirety by the following:

On February 15, 2017, the Issuer issued a warrant to purchase 30,555,556 shares of Common Stock at an exercise price of $0.36 per share (the “CCC Warrant”) to Yorktown Energy Partners XI, L.P., a Delaware limited partnership (“Yorktown XI”). The CCC Warrant gives Yorktown XI the right to purchase a number of shares of Common Stock determined, as of the time of exercise, by dividing the aggregate unreturned capital of Yorktown XI’s Class A units of Carbon California Company, LLC, a Delaware limited liability company (“CCC”), then held by Yorktown XI by the exercise price then in effect. The number of shares of Common Stock and the exercise price are subject to certain adjustments from time to time as set forth in the CCC Warrant, including adjustments upon the subdivision or combination of shares of Common Stock of the Issuer, payment of dividends by the Issuer, distributions by CCC, and additional capital contributions made by Yorktown XI to CCC. The CCC Warrant has a term of seven years and includes certain standard registration rights with respect to the shares of Common Stock issuable upon exercise of the Warrant.

On March 15, 2017, the Issuer effected a one-for-twenty reverse stock split of the Issuer’s issued and outstanding common stock, as reported in the Current Report on Form 8-K filed by the Issuer with the SEC on March 16, 2017. As a result of the reverse stock split, the CCC Warrant now gives Yorktown XI the right to purchase 1,527,778 shares of Common Stock at an exercise price of $7.20 per share.

The foregoing description of the CCC Warrant does not purport to be complete and is qualified in its entirety by reference to the full text of the form of CCC Warrant, which was filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 21, 2017, and is incorporated herein by reference.

On April 3, 2017, the Issuer issued a warrant to purchase 408,334 shares of Common Stock at an exercise price of $7.20 per share (the “CAC Warrant,” and, together with the CCC Warrant, the “Warrants”) to Yorktown XI. The CAC Warrant gives Yorktown XI the right to purchase a number of shares of Common Stock determined, as of the time of exercise, by dividing the aggregate Priority Amount (as defined) attributable to Yorktown XI’s Class A units of Carbon Appalachian Company, LLC, a Delaware limited liability company (“CAC”), then held by Yorktown XI by the exercise price then in effect. The number of shares of Common Stock and the exercise price are subject to certain adjustments from time to time as set forth in the CAC Warrant, including adjustments upon the subdivision or combination of shares of Common Stock of the Issuer, payment of dividends by the Issuer, distributions by CAC, and additional capital contributions made by Yorktown XI to CAC. The CAC Warrant has a term of seven years and includes certain standard registration rights with respect to the shares of Common Stock issuable upon exercise of the Warrant.

The foregoing description of the CAC Warrant does not purport to be complete and is qualified in its entirety by reference to the full text of the form of CAC Warrant, which was filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 4, 2017, and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Subparagraphs (a) and (b) of Item 5 in the Schedule 13D are amended and restated in their entirety by the following:

(a) Each of the Reporting Persons beneficially owns an aggregate of 1,936,112 shares of Common Stock of the Issuer which may be acquired upon exercise of the Warrants, representing 26.1% of the outstanding Common Stock of the Issuer (based on 5,482,673 total outstanding shares of Common Stock of the Issuer as of March 17, 2017, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 31, 2017, plus 1,936,112 shares of Common Stock issuable upon the exercise of the Warrants). Each Reporting Person disclaims beneficial ownership of the reported Common Stock except to the extent of such Reporting Person’s pecuniary interest therein, and this statement shall not be deemed an admission that such Reporting Person is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.

(b) The Warrants are directly held by Yorktown XI. Yorktown XI Company LP is the sole general partner of Yorktown XI. Yorktown XI Associates LLC is the sole general partner of Yorktown XI Company LP. Yorktown XI Associates LLC has the sole power to cause Yorktown XI Company LP to cause Yorktown XI to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown XI.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1.1	Joint Filing Agreement dated February 27, 2017 (filed as Exhibit 1.1 to Schedule 13D and incorporated by reference herein).

Exhibit 2.1	Form of Warrant to Purchase Common Stock issued on February 15, 2017 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 21, 2017).

Exhibit 3.1	Form of Warrant to Purchase Common Stock issued on April 3, 2017 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 4, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 12, 2017

YORKTOWN ENERGY PARTNERS XI, L.P.

By:	Yorktown XI Company LP,
Its General Partner

By:	Yorktown XI Associates LLC,
Its General Partner

By:	/s/ Peter A. Leidel
Name: Peter A. Leidel
Title: Managing Member

YORKTOWN XI COMPANY LP

By:	Yorktown XI Associates LLC,
Its General Partner

By:	/s/ Peter A. Leidel
Name: Peter A. Leidel
Title: Managing Member

YORKTOWN XI ASSOCIATES LLC

By:	/s/ Peter A. Leidel
Name: Peter A. Leidel
Title: Managing Member